Axos Q2 Fiscal 2024 Earnings Supplement

January 30, 2024

NYSE: AX



Loan Growth by Category for Second Quarter Ended December 31, 2023



Category	Sub-category	$ Millions		
		Q2 FY24	Q1 FY24	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$ 3,993	$ 4,019	$ (26)
	SF Warehouse Lending	99	295	(196)
Multifamily & Commercial Mortgage*	Multifamily	2,708	2,130	578
	Small Balance Commercial	1,357	832	525
Commercial Real Estate	CRE Specialty	5,400	5,488	(88)
	Lender Finance RE	643	681	(38)
Commercial & Industrial Non-RE**	Lender Finance Non-RE	2,235	1,833	402
	Asset-Based and Cash Flow Lending	1,189	998	191
	Capital Call Facilities	753	378	375
Auto & Consumer	Auto	419	441	(22)
	Unsecured/OD	59	65	(6)
Other		5	2	3
		$ 18,860	$ 17,162	$ 1,698

Loans

*Multifamily & Commercial Mortgage increased due to the $1.25 billion FDIC Loan Purchase completed on December 7, 2023
**Certain prior period Commercial & Industrial Non-RE loans were were reclassified between sub-categories to conform to the current period presentation

FDIC Loan Purchase Summary

Acquired $1.25 billion UPB of CRE/Multifamily Loans at 63% of Par Value



- $300.8 million remaining discount to be recognized over the expected remaining term to maturity of the acquired loans
- Timing and amount of accretion will depend on:
  - ❑ Amount and pace of refinancing/pay-offs
  - ❑ Credit losses in excess of current ACL
  - ❑ Potential loan sales and sales price
- Estimate ~18% yield on acquired loan pool, including coupon rate and discount amortization

*Excludes $4.6 million of gain on related derivatives acquired in the FDIC Loan Purchase

Acquired Loans
as of December 7, 2023 acquisition date

Loan Type	Unpaid Principal Balance (mm)		Weighted-Average Yield Before Accretion of Discount	Weighted-Average LTV	Remaining Term (Months)
Office	$	250	7.5 %	53.1 %	51
Data Center		121	4.1	38.0	21
Land		56	7.9	42.2	20
Other		52	6.8	52.5	18
Industrial		38	7.0	71.3	95
Mixed Use		34	7.4	58.4	39
Retail		27	7.7	49.1	39
Total CRE		**578**	**6.8**	**50.2**	**41**
Residential		344	6.7	60.1	142
Rent-controlled / Rent-stabilized Multifamily		332	7.2	74.5	97
Total Multifamily		**676**	**6.9**	**67.2**	**120**
Total	$	**1,254**	**6.9 %**	**59.3 %**	**84**

Commercial Real Estate Specialty* Detail
as of December 31, 2023

Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Performing Loans (mm)
Multifamily	$ 1,829	38 % $	11
Hotel	1,104	40	—
SFR	917	41	15
Office	418	38	—
Industrial	513	48	—
Retail	232	40	—
Other	387	39	—
Total $	**5,400**	**40 % $**	**26**



LTV Distribution

- 81% ≤ 50%
- 15% > 50% to 60%
- 4% > 60%

*Includes Commercial Real Estate Specialty loan portfolio only; see Form 10-Q for the quarterly period ended December 31, 2023 for additional details of other loan categories

5

Interest Rate Components of Loan & Lease Portfolio
As of December 31, 2023



Mix of Loan Repricing Types



Fixed 8%

Hybrid 28%

Variable 64%

Fixed/Hybrid Years to Maturity / Repricing*



Years	1/2	1	2	3	5	10	20 +
	618	1,123	2,364	3,525	5,608	6,625	6,676
	9%	17%	35%	53%	84%	99%	100%

*Excludes SF Warehouse Lending and Equipment Leasing. The years to repricing assumes no loan prepayments and reflects only contractual terms.

Of the fixed and hybrid rate loan balances in our portfolio at December 31, 2023, 53% will reprice within 3 years and 84% will reprice within 5 years

Diversified Deposit Gathering
Approximately 90% of deposits are FDIC-insured or collateralized



› Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
› Software allows servicing of SEC receivers and non-chapter 7 cases

› Full service digital banking, wealth management, and securities trading

› 1031 exchange firms
› Title and escrow companies
› HOA and property management
› Business management and entertainment

› White-label banking

Fiduciary Services $1.2B

Consumer Direct $9.9B

Specialty Deposits $1.3B

Distribution Partners $0.6B

Diversified Deposit Gathering Business Lines

Axos Securities $0.8B

Small Business Banking $0.3B

Commercial & Treasury Management $4.1B

› Broker-dealer client cash
› Broker-dealer reserve accounts

› Business banking with simple suite of cash management services

› Full service treasury/cash management
› Team enhancements and geographic expansion
› Bank and securities cross-sell

*Deposit balances as of December 31, 2023
[1]Excludes approximately $550 million of off-balance sheet deposits
[2]Excludes approximately $750 million of client deposits held at other banks

7

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)



Allowance for Credit Losses (ACL) by Loan Category
as of December 31, 2023



	$ Millions		
	Loan Balance	**ACL $**	**ACL %**
Single Family Mortgage & Warehouse	$ 4,092	15	0.4 %
Multifamily & Commercial Mortgage	4,065	78	1.9 %
Commercial Real Estate	6,043	78	1.3 %
Commercial & Industrial Non-RE	4,177	69	1.7 %
Auto & Consumer	478	12	2.5 %
Other	5	—	— %
	$ 18,860	252	1.3 %

Loans

Credit Quality ($ millions)



December 31, 2023	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$4,092	$54	1.33%
Multifamily and Commercial Mortgage	4,065	37	0.92
Commercial Real Estate	6,043	26	0.43
Commercial & Industrial - Non-RE	4,177	3	0.07
Auto & Consumer	478	2	0.31
Other	5	0	—
Total	$18,860	$122	0.65%

December 31, 2022	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$3,989	$39	0.98%
Multifamily and Commercial Mortgage	3,050	35	1.16
Commercial Real Estate	5,762	15	0.26
Commercial & Industrial - Non-RE	2,209	3	0.14
Auto & Consumer	632	2	0.32
Other	8	1	12.50
Total	$15,650	$95	0.61%



AXOS FINANCIAL, INC.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Selected Balance Sheet Data:					
Total assets	$ 21,623,764	$ 20,825,206	$ 20,348,469	$ 19,782,481	$ 18,741,035
Loans—net of allowance for credit losses	18,264,354	16,955,041	16,456,728	15,836,255	15,473,212
Loans held for sale, carried at fair value	13,468	8,014	23,203	7,920	4,292
Loans held for sale, lower of cost or fair value	—	—	776	303	455
Allowance for credit losses	251,749	170,870	166,680	161,293	157,218
Securities—trading	329	640	758	400	372
Securities—available-for-sale	239,812	236,726	232,350	279,612	248,062
Securities borrowed	145,176	96,424	134,339	87,293	58,846
Customer, broker-dealer and clearing receivables	265,857	285,423	374,074	323,359	272,579
Total deposits	18,203,912	17,565,741	17,123,108	16,738,869	15,690,494
Advances from the FHLB	90,000	90,000	90,000	90,000	100,000
Borrowings, subordinated notes and debentures	341,086	447,733	361,779	334,330	334,077
Securities loaned	155,492	116,446	159,832	114,613	156,008
Customer, broker-dealer and clearing payables	368,885	341,915	445,477	406,092	420,947
Total stockholders' equity	2,078,224	1,976,208	1,917,159	1,844,104	1,787,559
Capital Ratios:					
Equity to assets at end of period	9.61 %	9.49 %	9.42 %	9.32 %	9.54 %
Axos Financial, Inc.:					
Tier 1 leverage (to adjusted average assets)	9.39 %	9.27 %	8.96 %	9.29 %	9.06 %
Common equity tier 1 capital (to risk-weighted assets)	10.97 %	11.11 %	10.94 %	10.71 %	10.55 %
Tier 1 capital (to risk-weighted assets)	10.97 %	11.11 %	10.94 %	10.71 %	10.55 %
Total capital (to risk-weighted assets)	13.79 %	14.06 %	13.82 %	13.63 %	13.49 %
Axos Bank:					
Tier 1 leverage (to adjusted average assets)	10.22 %	9.99 %	9.68 %	10.17 %	10.05 %
Common equity tier 1 capital (to risk-weighted assets)	12.26 %	11.69 %	11.63 %	11.55 %	11.28 %
Tier 1 capital (to risk-weighted assets)	12.26 %	11.69 %	11.63 %	11.55 %	11.28 %
Total capital (to risk-weighted assets)	13.25 %	12.65 %	12.50 %	12.40 %	12.13 %
Axos Clearing LLC:					
Net capital	$ 103,454	$ 101,391	$ 35,221	$ 79,459	$ 60,334
Excess capital	$ 98,397	$ 96,211	$ 29,905	$ 74,377	$ 55,977
Net capital as a percentage of aggregate debit items	40.92 %	39.14 %	13.25 %	31.27 %	27.69 %
Net capital in excess of 5% aggregate debit items	$ 90,812	$ 88,440	$ 21,930	$ 66,755	$ 49,441

AXOS FINANCIAL, INC.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)



	At or for the Three Months Ended				
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Selected Income Statement Data:					
Interest and dividend income	$ 394,663	$ 363,952	$ 346,430	$ 307,334	$ 279,588
Interest expense	166,057	152,797	142,676	108,352	79,678
Net interest income	228,606	211,155	203,754	198,982	199,910
Provision for credit losses	13,500	7,000	7,000	5,500	3,001
Net interest income, after provision for credit losses	215,106	204,155	196,754	193,482	196,909
Non-interest income	124,129	34,507	32,705	32,246	28,329
Non-interest expense	121,839	120,506	112,456	111,044	108,027
Income before income taxes	217,396	118,156	117,003	114,684	117,211
Income taxes	65,625	35,511	29,647	34,834	35,659
Net income	$ 151,771	$ 82,645	$ 87,356	$ 79,850	$ 81,552
Per Common Share Data:					
Net income:					
Basic	$ 2.65	$ 1.40	$ 1.48	$ 1.33	$ 1.36
Diluted	$ 2.62	$ 1.38	$ 1.46	$ 1.32	$ 1.35
Adjusted earnings per common share (Non-GAAP)[1]	$ 1.60	$ 1.41	$ 1.50	$ 1.35	$ 1.38
Book value per common share	$ 36.53	$ 33.78	$ 32.53	$ 31.07	$ 29.79
Tangible book value per common share (Non-GAAP)[1]	$ 33.45	$ 30.72	$ 29.51	$ 28.03	$ 26.74
Weighted average number of common shares outstanding:					
Basic	57,216,621	58,949,038	58,981,372	59,930,634	59,999,573
Diluted	57,932,834	59,808,322	59,707,871	60,627,400	60,514,635
Common shares outstanding at end of period	56,898,377	58,503,976	58,943,035	59,355,124	60,000,079
Common shares issued at end of period	69,828,709	69,826,263	69,465,446	69,340,533	69,153,591
Performance Ratios and Other Data:					
Loan originations for investment	$ 2,739,261	$ 2,605,332	$ 2,216,764	$ 1,735,651	$ 2,013,576
Loan originations for sale	44,325	52,858	95,788	45,200	43,227
Loan purchases	789,516	51,892	650	787	76
Return on average assets	2.90 %	1.64 %	1.73 %	1.71 %	1.77 %
Return on average common stockholders' equity	30.39 %	16.91 %	18.60 %	17.42 %	18.71 %
Interest rate spread[2]	3.58 %	3.37 %	3.20 %	3.46 %	3.64 %
Net interest margin[3]	4.55 %	4.36 %	4.19 %	4.42 %	4.49 %
Net interest margin[3] – Banking Business Segment	4.62 %	4.46 %	4.26 %	4.50 %	4.65 %
Efficiency ratio[4]	34.54 %	49.05 %	47.56 %	48.02 %	47.33 %
Efficiency ratio[4] – Banking Business Segment	30.96 %	45.44 %	45.07 %	47.48 %	46.29 %
Asset Quality Ratios:					
Net annualized charge-offs to average loans	0.02 %	0.04 %	0.04 %	0.04 %	0.05 %
Non-performing loans and leases to total loans	0.65 %	0.62 %	0.52 %	0.60 %	0.61 %
Non-performing assets to total assets	0.60 %	0.56 %	0.47 %	0.51 %	0.54 %
Allowance for credit losses - loans to total loans held for investment[5]	1.33 %	1.00 %	1.00 %	1.01 %	1.00 %
Allowance for credit losses - loans to non-performing loans[5]	205.50 %	159.80 %	191.23 %	168.12 %	165.51 %

[1] See "Use of Non-GAAP Financial Measures" herein.
[2] Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.
[3] Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.
[4] Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.

Use of Non-GAAP Financial Measures



In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest compatible GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)	December 31, 2023		September 30, 2023		June 30, 2023		March 31, 2023		December 31, 2022
Net income	$	151,771	$	82,645	$	87,356	$	79,850	$	81,552
FDIC Loan Purchase - Gain on purchase		(92,397)		—		—		—		—
FDIC Loan Purchase - Provision for credit losses		4,648		—		—		—		—
Acquisition-related costs		2,780		2,790		2,779		2,846		2,590
Other costs		—		—		—		—		—
Income taxes		25,650		(839)		(704)		(864)		(788)
Adjusted earnings (non-GAAP)	$	92,452	$	84,596	$	89,431	$	81,832	$	83,354
Average dilutive common shares outstanding		57,932,834		59,808,322		59,707,871		60,627,400		60,514,635
Diluted EPS	$	2.62	$	1.38	$	1.46	$	1.32	$	1.35
FDIC Loan Purchase - Gain on Purchase		(1.59)		—		—		—		—
FDIC Loan Purchase - Provision for credit losses		0.08		—		—		—		—
Acquisition-related costs		0.05		0.05		0.05		0.04		0.04
Other costs		—		—		—		—		—
Income taxes		0.44		(0.02)		(0.01)		(0.01)		(0.01)
Adjusted EPS (Non-GAAP)	$	1.60	$	1.41	$	1.50	$	1.35	$	1.38

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders' equity, the nearest compatible GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

(Dollars in thousands, except per share amounts)	December 31, 2023		September 30, 2023		June 30, 2023		March 31, 2023		December 31, 2022
Common stockholders' equity	$	2,078,224	$	1,976,208	$	1,917,159	$	1,844,104	$	1,787,559
Less: servicing rights, carried at fair value		28,043		29,338		25,443		25,396		25,526
Less: goodwill and intangible assets		146,793		149,572		152,149		154,928		157,585
Tangible common stockholders' equity (Non-GAAP)	$	1,903,388	$	1,797,298	$	1,739,567	$	1,663,780	$	1,604,448
Common shares outstanding at end of period		56,898,377		58,503,976		58,943,035		59,355,124		60,000,079
Book value per common share	$	36.53	$	33.78	$	32.53	$	31.07	$	29.79
Less: servicing rights, carried at fair value per common share	$	0.49	$	0.50	$	0.44	$	0.43	$	0.43
Less: goodwill and other intangible assets per common share	$	2.59	$	2.56	$	2.58	$	2.61	$	2.62
Tangible book value per common share (Non-GAAP)	$	33.45	$	30.72	$	29.51	$	28.03	$	26.74

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com